Exhibit 99.2

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

9 January 2009

ASX ANNOUNCEMENT – RESULTS OF REQUISITIONED GENERAL MEETING

In accordance with Listing Rule 3.13.2 we attach a Poll Report detailing the outcome of the resolutions put to the shareholders at today’s requisitioned general meeting.

For more information, please contact:

John Lee

Company Secretary

Progen Pharmaceuticals Limited

Phone: +61 7 3842 3333

Justus Homburg

Chief Executive Officer

Progen Pharmaceuticals Limited

Phone +61 7 3842 3333

Progen Pharmaceuticals Limited	Proxy Summary
General Meeting	Friday, 9 January 2009

1)                  Remove Dr Malvin Eutick as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
11,716,391	19,662,071	28,657

2)                  Remove Mr Robert Williamson as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
11,412,327	19,980,594	14,198

3)                  Remove Mr Stephen Jun Chi Chang as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
11,908,973	19,478,981	19,165

4)                  Remove Mr Patrick Owen Burns as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
12,250,797	19,124,840	31,482

5)                  Remove Mr Justus Homburg as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
12,749,435	18,499,479	158,205

6)                  Elect Mr Robert William Moses as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
11,432,440	19,912,790	61,889

7)                  Elect Ms Alison Coutts as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
11,460,700	19,905,094	41,325

8)                  Elect Dr Woei-jia Jiang as a Director of the Company

The motion was not carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
11,349,418	19,924,376	133,325

9 January 2009 The Chairman Progen Pharmaceuticals Limited 16 Benson Street Toowong QLD 4066

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level 19, 307 Queen Street
Brisbane Queensland 4000 Australia
GPO Box 523
Brisbane Queensland 4001 Australia
Investor Enquiries 1300 552 270
Telephone 61 7 3237 2100
Facsimile 61 7 3237 2152
www.computershare.com

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motion set out below at the General Meeting of the Members of Progen Pharmaceuticals Limited held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Friday, 9 January 2009 at 10.00am (Brisbane time), report as follow:

1)                                    Remove Dr Malvin Eutick as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	11,716,391	37.34
Votes cast ‘AGAINST’ the motion	19,662,071	62.66
TOTAL VOTES CAST	31,378,462	100.00
Votes “Abstained”	28,657

The resolution was not carried as an ordinary resolution.

2)                                    Remove Mr Robert Williamson as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	11,412,327	36.35
Votes cast ‘AGAINST’ the motion	19,980,594	63.65
TOTAL VOTES CAST	31,392,921	100.00
Votes “Abstained”	14,198

The resolution was not carried as an ordinary resolution.

3)                                    Remove Mr Stephen Jun Chi Chang as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	11,908,973	37.94
Votes cast ‘AGAINST’ the motion	19,478,981	62.06
TOTAL VOTES CAST	31,387,954	100.00
Votes “Abstained”	19,165

The resolution was not carried as an ordinary resolution.

4)                                    Remove Mr Patrick Owen Burns as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	12,250,797	39.05
Votes cast ‘AGAINST’ the motion	19,124,840	60.95
TOTAL VOTES CAST	31,375,637	100.00
Votes “Abstained”	31,482

The resolution was not carried as an ordinary resolution.

5)                                    Remove Mr Justus Homburg as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	12,749,435	40.80
Votes cast ‘AGAINST’ the motion	18,499,479	59.20
TOTAL VOTES CAST	31,248,914	100.00
Votes “Abstained”	158,205

The resolution was not carried as an ordinary resolution.

6)                                    Elect Mr Robert William Moses as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	11,432,440	36.47
Votes cast ‘AGAINST’ the motion	19,912,790	63.53
TOTAL VOTES CAST	31,345,230	100.00
Votes “Abstained”	61,889

The resolution was not carried as an ordinary resolution.

7)                                    Elect Ms Alison Coutts as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	11,460,700	36.54
Votes cast ‘AGAINST’ the motion	19,905,094	63.46
TOTAL VOTES CAST	31,365,794	100.00
Votes “Abstained”	41,325

The resolution was not carried as an ordinary resolution.

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8)                                    Elect Dr Woei-jia Jiang as a Director of the Company

	Number	%
Votes cast ‘FOR’ the motion	11,349,418	36.29
Votes cast ‘AGAINST’ the motion	19,924,376	63.71
TOTAL VOTES CAST	31,273,794	100.00
Votes “Abstained”	133,325

The resolution was not carried as an ordinary resolution.

Taylor Fam

Returning Officer

Computershare Investor Services Pty Limited

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